CUSIP No. 00023282E1                          Page 1 of 5 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                      Cytel Corporation
________________________________________________________________
                         (Name of Issuer)



                   Common Stock, $.01 par value
                  (Title of Class of Securities)
_________________________________________________________________



                          00023282E1
_________________________________________________________________
                              (CUSIP Number)

Jeremy L. Curnock Cook             John C. MacMurray, Esq.
Rothschild Asset Management Ltd.   Reboul, MacMurray, Hewitt,
Five Arrows House                    Maynard & Kristol
St. Swithin's Lane                 45 Rockefeller Plaza
London, EC4N 8NR, England          New York, New York  10111
Tel. 071-280-5000                  Tel. (212) 841-5700

_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            February 6, 1998
                    ___________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

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CUSIP No. 00023282E1                          Page 2 of 5 Pages

_______________________________________________________________
1)   Name of Reporting Person               International
     I.R.S. Identification                  Biotechnology
     No. of Above Person                    Trust plc

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          WC

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United Kingdom

_________________________________________________________________
Number of                7)   Sole Voting    3,275,949 shares of
Shares Beneficially           Power          Common Stock,
Owned by                                     $.01 par value
Reporting Person:                            ("Common Stock")
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-

                         ________________________________________
                         9)   Sole Disposi-  3,275,949 shares of
                              tive Power     Common Stock



                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-

                         ________________________________________
11)  Aggregate Amount Beneficially           3,275,949 shares of
     Owned by Reporting Person               Common Stock


_________________________________________________________________
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CUSIP No. 00023282E1                          Page 3 of 5 Pages

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                           10.2%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                   CO
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CUSIP No. 00023282E1                          Page 4 of 5 Pages

                      Amendment No. 2 to Schedule 13D
                      _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 3, 1995 and Amendment No. 1 thereto filed on December 11, 1997 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          Item 3 is hereby amended by adding the following thereto:

          On February 6, 1998 IBT purchased 483,092 shares of Common Stock registered under the Securities Act of 1933, as amended, on the open market at a purchase price of $1.375 per share. The source of such funds was IBT's working capital, or funds available for investment.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a) Based on a total of 32,222,497 shares of Common Stock outstanding as of December 31, 1997, IBT owns 3,275,949 shares of Common Stock, or approximately 10.2% of the Common Stock outstanding.

          (b) IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e)  Not applicable.

CUSIP No. 00023282E1                          Page 5 of 5 Pages

                         Signature
                         _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1998


                                   INTERNATIONAL BIOTECHNOLOGY
                                   TRUST PLC



                                   By:  /s/ Jeremy L. Curnock Cook
                                        Director